Management’s
report to the
shareholders

The audited consolidated financial statements and all information contained in this annual report are the responsibility of management and the audited consolidated financial statements are approved by the Board of Directors of the Corporation. The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management’s best estimates and judgments based on currently available information. The Corporation has established an internal audit program and accounting and reporting systems supported by internal controls designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the financial records. The financial information presented throughout this annual report is consistent with the financial statements. KPMG LLP, an independent firm of chartered accountants, has been appointed by the shareholders as external auditors of the Corporation. The Auditors’ Report to the Shareholders, which describes the scope of their examination and expresses their opinion, is presented below.

The Audit Committee of the Board of Directors, whose members are unrelated and independent of management, meets at least four times a year with management, the internal auditors and the external auditors to oversee the discharge of the responsibilities of the respective parties. The Audit Committee reviews the independence of the external auditors, and pre-approves audit and permitted non-audit services, and reviews the consolidated financial statements and other financial disclosure documents before they are presented to the Board for approval.

John M. Van Brunt (signed) Vice Chairman of the Board & Chief Executive Officer Calgary, Canada March 4, 2003	Bruce G. Waterman (signed) Senior Vice President, Finance & Chief Financial Officer

Auditors’ report to
the shareholders

We have audited the consolidated balance sheets of Agrium Inc. as at December 31, 2002 and 2001, and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002, in accordance with Canadian generally accepted accounting principles.

KPMG LLP (signed)
Chartered Accountants
Calgary, Canada
March 4, 2003

Financial Statements and Notes     55

Financial Statements

Consolidated statements of operations
and retained earnings

Years ended December 31	2002	2001	2000

(millions of U.S. dollars, except per share amounts)			Restated (note 7)

Sales	$2,198	$2,174	$1,973

Direct freight	115	111	100

Net sales	2,083	2,063	1,873

Cost of product	1,564	1,516	1,326

Gross profit	519	547	547

Expenses
Selling, general and administrative	246	268	253

Depreciation, depletion and amortization	148	141	107

Royalties and other taxes	19	22	19

Other expenses (note 3)	38	36	5

Argentine charges – Peso translation (note 4)	14	20	–

Argentineches – U.S. dollar forced conversion (note 4)	(10)	29	–

Earnings before interest expense and income taxes	64	31	163

Interest on long-term debt	59	55	36

Other interest	9	19	1

Earnings (loss) before income taxes	(4)	(43)	126

Current income tax (recovery) (note 6)	(21)	28	9

Future income tax (recovery) (note 6)	17	(26)	35

Income taxes	(4)	2	44

Net earnings (loss)	$–	$(45)	$82

Retained earnings – beginning of year	245	315	255

Change in accounting policy (note 13)	(29)	–	–

Common share dividends declared	(14)	(13)	(13)

Preferred securities charges	(11)	(12)	(9)

Retained earnings – end of year	$191	$245	$315

Basic earnings (loss) per share (note 7)	$(0.08)	$(0.49)	$0.65

Average outstanding shares (in millions)	123	115	112

Diluted earnings (loss) per share (note 7)	$(0.08)	$(0.49)	$0.62

Average outstanding shares (in millions)	123	115	132

Dividends per common share for the year	$0.11	$0.11	$0.11

See accompanying notes.

56     Financial Statements and Notes

Financial Statements

Consolidated statements of cash flows

Years ended December 31	2002	2001	2000

(millions of U.S. dollars)

Operating
Net earnings (loss)	$–	$(45)	$82

Items not affecting cash:
Depreciation, depletion and amortization	148	141	107

Argentine charges – Peso translation (note 4)	14	20	–

Argentine charges – U.S. dollar forced conversion (note 4)	(10)	29	–

Future income tax (recovery) (note 6)	17	(26)	35

Net changes in non-cash working capital

Accounts receivable	11	21	23

Inventories	43	(66)	(32)

Prepaid expenses	(4)	(2)	(5)

Accounts payable and accrued liabilities	19	(25)	98

Income and other taxes	(14)	40	(52)

Cash provided by operating activities	224	87	256

Investing

Capital assets	(52)	(164)	(179)

Acquisition (note 8)	–	(19)	(246)

Decrease (increase) in other assets	2	(32)	(48)

Proceeds from disposal of assets and investments	9	3	28

Net change in non-cash working capital	9	27	(24)

Other	3	(15)	6

Cash used in investing activities	(29)	(200)	(463)

Financing
Common shares	108	1	3

Bank indebtedness issue (repayment)	(211)	(97)	130

Issue (repayment) of long-term debt	(9)	267	10

Common share dividends paid	(14)	(13)	(13)

Preferred securities charges paid	(11)	(12)	(9)

Cash provided (used) by financing activities	(137)	146	121

Increase (decrease) in cash and cash-equivalents	58	33	(86)

Cash and cash-equivalents – beginning of year	51	18	104

Cash and cash-equivalents – end of year	$109	$51	$18

Supplemental cash flow disclosure:
Interest paid	$67	$72	$67
Income tax paid (received)	$(6)	$(2)	$54

See accompanying notes.

Financial Statements and Notes     57

Financial Statements

Consolidated balance sheets

As at December 31	2002	2001

(millions of U.S. dollars)

ASSETS

Current assets

Cash and cash-equivalents	$109	$51

Accounts receivable (note 9)	187	218

Inventories (note 10)	353	400

Prepaid expenses	35	34

	684	703

Capital assets (note 11)	1,400	1,494

Other assets (note 12)	85	132

Goodwill (note 13)	–	45

	$2,169	$2,374

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities

Bank indebtedness (note 14)	$1	$211

Accounts payable and accrued liabilities (note 15)	340	349

Income and other taxes payable	–	13

Current portion of long-term debt (note 16)	25	7

	366	580

Long-term debt (note 16)

Recourse debt	604	621

Non-recourse debt – Profertil	132	141

	736	762

Other liabilities (note 17)	140	127

Future income taxes (note 6)	163	162

	1,405	1,631

Shareholders’ equity

Share capital (note 18)

Authorized: unlimited common shares and preferred securities

Issued and outstanding:

Common shares: 2002 – 126 million (2001 – 115 million)	484	376

Preferred securities: 8% Non-convertible: 2002 – 7 million (2001 – 7 million)	171	171

Preferred securit 6% Convertible: 2002 – 2 million (2001 – 2 million)	50	50

Retained earnings	191	245

Cumulative translation adjustment	(132)	(99)

	764	743

Commitments (note 20)

Contingencies (note 21)

	$2,169	$2,374

See accompanying notes.

APPROVED BY THE BOARD:

John M. Van Brunt (signed) Director	Harry G. Schaefer (signed) Director

58    Financial Statements and Notes

Notes to the Consolidated Financial Statements

1.  SIGNIFICANT ACCOUNTING POLICIES
The Corporation’s accounting policies are in accordance with accounting principles generally accepted in Canada (Canadian GAAP) and, except as outlined in note 24, are in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The underlying financial records contain amounts based on informed estimates and best judgments of management. Certain comparative figures have been reclassified to conform to the current year’s presentation. The Corporation’s significant accounting policies are summarized below:

FOREIGN CURRENCY
The United States (U.S.) dollar is the unit of measurement for the majority of the Corporation’s business transactions and accordingly, the Corporation adopted the U.S. dollar as its reporting currency. The Corporation’s Canadian North America Wholesale, Canadian Corporate and South America Retail operations are considered self-sustaining and are translated into U.S. dollars using the current rate method. Under this method, assets and liabilities are translated at period end exchange rates and items included in the statements of operations and retained earnings and cash flows are translated at the rates in effect at the time of the transaction. The gain or loss on translation is charged to the cumulative translation adjustment account in shareholders’ equity. The Corporation’s joint venture interest (Profertil) is considered integrated and is translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated at year end exchange rates and items included on the statements of operations and cash flows are translated at rates in effect at the time of the transaction. Non-monetary assets and liabilities are translated at historical rates. The gain or loss on translation is charged to the statements of operations as “Argentine charges — Peso translation”. Approximate exchange rates used in translation are as follows:

Period End	2002	2001	2000

U.S. dollar	1.00	1.00	1.00

Argentine peso	3.37	1.70	1.00

Canadian dollar	1.58	1.59	1.50

Period Average

U.S. dollar	1.00	1.00	1.00

Argentine peso	3.16	1.00	1.00

Canadian dollar	1.57	1.55	1.49

CONSOLIDATION
The consolidated financial statements include the assets, liabilities and results of the operations of the Corporation and all of its subsidiaries. Profertil is accounted for using the proportionate consolidation method under which the Corporation’s share of Profertil’s revenues, expenses, assets and liabilities are included in the accounts. All intercompany transactions and balances are eliminated. The cost of investments in subsidiaries in excess of the fair value of the net identifiable assets acquired is recorded as goodwill.

CASH AND CASH-EQUIVALENTS
Short-term investments with an original maturity of three months or less are considered to be cash-equivalents and are stated at their fair value.

INVENTORIES
Wholesale inventories include both direct and indirect production costs and freight to transport the product from the production facility to the final warehouse facility. Inventory is valued at the lower of weighted average cost and net realizable value.

Retail inventories are recorded at the lower of purchased cost or net realizable value, and include the cost of delivery to move the product to the respective farm center.

CAPITAL ASSETS
Capital assets are recorded at cost and include the cost of improvements, replacements and betterments. Cost is defined as expenditures incurred up to the commencement of commercial production. This includes external direct costs of material and services, internal costs for personnel working directly on the project, interest incurred during construction and net revenue less associated expenses earned on product sold prior to achieving commercial production levels.

Financial Statements and Notes     59

Notes to the Consolidated
Financial Statements

Depreciation is calculated using the straight-line method based on the estimated service lives of the respective assets, ranging from three to 25 years. Depletion of resource properties is based on engineering estimates of reserve life. Depreciation is not provided on major additions until commencement of commercial operations.

Management reviews capital assets on an ongoing basis to determine if circumstances indicate impairment in the carrying value or changes in the estimated useful life of the asset. If an impairment has occurred, an impairment charge is recognized as depreciation expense in the amount the carrying value of the asset exceeds its fair value. Where the estimate of useful life changes, depreciation is adjusted prospectively to reflect the change in the amortization period.

OTHER ASSETS
Other assets include long-term receivables, investments in associated corporations and intangible assets.

Investments in associated companies, where the Corporation has the ability to exercise significant influence, which is generally evidenced by ownership of between 20 percent and 50 percent of the equity, are carried on the equity basis of accounting. The Corporation’s share of earnings is included in other income. Investments where the Corporation does not exercise significant influence are accounted for using the cost method.

Intangible assets include assets with finite lives. Finite life intangibles such as software costs have lives ranging from three to five years and are amortized over that period. Deferred financing costs are amortized over the term of the associated debt instrument. Management reviews finite life intangible assets on an ongoing basis to determine if circumstances indicate impairment in the carrying value or changes in the estimated useful life of the asset. If an impairment has occurred, an impairment charge is recognized as amortization expense in the amount the carrying value of the asset exceeds its fair value. Where the estimate of useful life changes, the amortization is adjusted prospectively to reflect the change in amortization period.

EMPLOYEE FUTURE BENEFITS
Employee future benefits are funded by the Corporation and obligations are determined using the projected benefit method of actuarial valuation prorated over the projected length of employee service. Past service costs, experience gains or losses and the effects of changes in plan assumptions are amortized on a straight-line basis over the expected average remaining service life of the relevant employee group. Contributions by the Corporation to defined contribution employee future benefit plans are expensed as incurred.

SITE RESTORATION AND RECLAMATION
The Corporation is affected by extensive environmental regulations relating to current operations and discontinued mining operations. These regulations include requirements for future site decommissioning, restoration and reclamation.

Management reviews costs for future removal and site restoration on an ongoing basis. Provisions are charged against income when the cost of site restoration exceeds the salvage value of the asset. The charge against income is based on the remaining service life of the asset.

Expenditures which increase the life or efficiency of a facility, or which reduce or prevent future contamination, are capitalized. Expenditures relating to existing conditions, which are estimable, are recorded as an expense. The expense is recorded net of anticipated recoveries in a systematic manner over the estimated life of the underlying assets. Potential future costs which are not reasonably estimable due to uncertainty of outcome, timing and the nature of the work to be performed, are considered contingencies, as such, no liability is recorded as site restoration and reclamation until the amount becomes likely or estimable. Any associated expenditures are expensed as incurred.

FUTURE INCOME TAXES
Future income taxes are recognized for differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be reversed or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period during which the change is considered substantively enacted. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

60     Financial Statements and Notes

STOCK-BASED COMPENSATION
The Corporation has a stock option plan, which is described in note 19. Consideration received on exercise of the stock options is recorded as share capital. It is the Corporation’s policy to issue stock options at the market price on the last business day prior to the date of granting the option, and no compensation expense is recorded. The pro forma net earnings (loss) and basic earnings (loss) per share amounts had the Corporation charged the fair value of stock-based compensation to net earnings (loss) is disclosed in note 19. The Corporation issues Deferred Stock Units (DSUs) to Directors and Stock Appreciation Rights (SARs) to employees. Both are remuneration and rewards that settle in cash and are expensed to production and selling, general and administration costs when DSUs are issued or share price thresholds are achieved.

REVENUE RECOGNITION
For Wholesale operations, revenue is recognized when the product is delivered to the customer at the plant, warehouse or terminal site or when the risks and rewards of ownership are otherwise transferred to the customer. For Retail operations, revenue is recognized when a customer purchases and takes delivery of the product or service. Transportation costs are recovered from the customer through product or service pricing.

FINANCIAL INSTRUMENTS
The Corporation utilizes derivatives and other financial instruments to manage exposure to changes in cash flows related to natural gas supply and foreign exchange. Gains and losses on contracts that are designated as hedges and calculated to be effective are recognized in inventory in the same period as the hedged transaction, and then included in the cost of product when the related inventory is sold. For these cash flow hedges, effectiveness is achieved if the changes in the cash flows of the derivatives substantially offset the changes in the cash flows of the hedged position and the expected timing in the cash flows is similar.

The Corporation utilizes derivatives and other financial instruments to manage exposure to changes in the fair value of long-term debt due to fluctuations in interest rates. Gains and losses on contracts that are designated as hedges and calculated to be effective are recognized as an adjustment to interest expense in the same period as the hedged transaction. For these fair value hedges, effectiveness is achieved if the changes in the fair value of the derivative substantially offset the changes in the fair value of the long-term debt.

Unrealized gains and losses on contracts that are designated as hedges and calculated to be effective are not recognized on the consolidated balance sheet. If a derivative that qualified as a hedge is settled early or de-designated, the gain or loss at that date will be recognized when the hedged transaction is recognized.

FACILITY TURNAROUND COSTS
Costs incurred during the temporary shutdown of a production facility for periodic scheduled maintenance are charged to production costs on a straight-line basis over the period until the next scheduled turnaround, generally one to four years. Unamortized costs that will be charged to production costs within one year of the balance sheet date are included in prepaid expenses, and all other costs are included in other assets.

IDLE FACILITY COSTS
Costs incurred when a facility is shut down, due to market conditions or facility failure, are charged to other expense.

Financial Statements and Notes     61

Notes to the Consolidated
Financial Statements

2.  CHANGES IN ACCOUNTING POLICY AND ACCOUNTING DEVELOPMENTS
The following table outlines the changes made to Canadian GAAP by the Canadian Institute of Chartered Accountants (CICA) that affect the 2002 reporting period:

SECTION AND EFFECTIVE DATE	DESCRIPTION OF CHANGE	ADOPTION BY THE CORPORATION

Accounting Guideline 13 Hedging relationships July 1, 2003	This accounting guideline sets forth the criteria required for a derivative instrument to qualify as a hedging instrument. Included in the recommendations are the requirements for the Corporation to put in place formal documentation, which identifies management’s strategy and objective of the transaction and outlines how the Corporation will test the effectiveness of the hedged item in relation to the instrument.	The Corporation adopted Statement of Financial Accounting Standards (SFAS) 133 for U.S. GAAP purposes beginning January 1, 2001 that has similar requirements to this accounting guideline and as such the Corporation is in compliance with this guidance.

Section 3063 Impairment of Long-Lived Assets April 1, 2003	This section requires that asset impairment be determined through a two-step process. A loss would be recorded when the net book value of an asset exceeds the expected undiscounted future cash flows from the asset. The second step determines the impairment loss to be the difference between the fair value and the carrying value of the asset. Fair value would be determined by calculating the present value of the future cash flows. This effectively harmonizes Canadian standards with the U.S. standard SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.	The Corporation adopted this section effective December 31, 2002.

Accounting Guideline 14 Disclosure of Guarantees December 31, 2002	This guideline is a supplement to the contingency disclosure requirements. The guideline requires the disclosure of the maximum potential of the future payments, the current carrying value of the liability, if any, the nature of any recourse provisions, nature of any assets held as collateral and the approximate extent to which proceeds from the liquidation of assets would cover the maximum potential future obligations of any guarantee.	The Corporation adopted this section December 31, 2002.

62     Financial Statements and Notes

SECTION AND EFFECTIVE DATE	DESCRIPTION OF CHANGE	ADOPTION BY THE CORPORATION

Section 3870 Stock-based Compensation July 1, 2002	The section requires stock-based compensation to employees be measured and recognized based on the fair value of the equity instruments or disclosed in the notes to the financial statements.
	For awards to employees that settle in cash, compensation cost should reflect the difference between the market price and the value price specified in the award.	The Corporation retroactively adopted this section and has chosen to follow the intrinsic method with disclosure, of the impact of the fair value method. The Corporation issues stock options and stock appreciation rights at market prices, so there is no impact on previously stated earnings (note 19)

Section 3062 Goodwill and Other Intangible Assets January 1, 2002	This standard requires intangibles to be separated into finite or indefinite life assets. Finite life intangibles are amortized over their useful lives with an annual review of the amortization method and useful life. Indefinite life intangibles and goodwill are not amortized and are tested for impairment annually.	The Corporation adopted this section effective January 1, 2002 and discontinued amortizing goodwill at that date (note 13)

Financial Statements and Notes     63

Notes to the Consolidated
Financial Statements

3. OTHER EXPENSES
	2002	2001	2000

North America Wholesale

Idle facility costs	$8	$15	$–

Site restoration and reclamation	7	5	3

Other	1	4	(7)

	16	24	(4)
North America Retail

Interest income	(16)	(16)	(16)

Allowance for doubtful accounts	3	5	6

	(13)	(11)	(10)

South America Wholesale	4	4	1

South America Retail	4	3	1

Other

Site restoration and reclamation	3	3	2

Interest and intersegment eliminations	16	6	11

Other	8	7	4

	27	16	17

	$38	$36	$5

4.  ARGENTINE CHARGES
During 2002, the Corporation realized a devaluation loss in the translation of its South America Wholesale operations of $14-million (2001 — $20-million). For its South America Retail Operations the impact was a $34-million (2001 — $23-million) devaluation charge to the cumulative translation adjustment account, a component of shareholders’ equity. During 2002, the Corporation’s South America Operations collected receivables at rates better than anticipated and recovered $10-million of the $29-million charge recorded at December 31, 2001. This charge was recorded against working capital and was made up primarily of accounts receivable in South America Retail. This reflected the anticipated impact of the contract index law, legislating conversion of all U.S. dollar debts to Argentine pesos on a one to one basis, representing forced conversion of a portion of the Corporation’s U.S. dollar assets in Argentina.

In January 2002, the Government of Argentina cancelled the long-standing convertibility law of one Argentina peso for one U.S. dollar. In its place, the Government created a “commercial peso” to be exchanged at 1.40 pesos for one U.S. dollar, and a “free floating peso”. Subsequently, the government announced that the commercial peso would only be used to convert U.S. dollar bank deposits and all remaining transactions and balances would be based on a free-floating system. The Government also passed legislation referred to as the “contract index law”, which resulted in an initial payment on a one U.S. dollar equals one Argentine peso basis for all U.S. dollar denominated monetary balances including working capital items.

The conditions which caused these events to occur in January 2002, existed at the December 31, 2001 balance sheet date and the financial results for the December 31, 2001 period were adjusted accordingly.

5.  SEGMENTATION
The Corporation’s activities are divided geographically and then by functional area into five reportable segments. The four operating segments are North America Wholesale, North America Retail, South America Wholesale and South America Retail. Wholesale comprises the production and sales of the three primary nutrients: nitrogen, phosphate and potash. Retail comprises the sale of fertilizers, chemicals, seed, custom application services and agronomic consulting. The fifth segment is Other, which includes corporate overhead and inter-segment eliminations. Net sales between segments and countries are accounted for at prices which approximate fair market value.

64     Financial Statements and Notes

SEGMENTED NET SALES, EXPENSES, NET WORKING CAPITAL, CAPITAL ASSETS, TOTAL ASSETS AND CAPITAL EXPENDITURES

	North America		South America

2002	Wholesale	Retail	Wholesale	Retail	Other	Total

Net sales – external customers	$1,094	$849	$60	$80	$–	$2,083

Net sales – internal customers	78	–	4	–	(82)	–

Total net sales	1,172	849	64	80	(82)	2,083

Cost of product	976	593	28	50	(83)	1,564

Gross profit	196	256	36	30	1	519

Expenses:

Selling, general and administrative	24	191	4	8	19	246

Depreciation, depletion and amortization	102	20	18	1	7	148

Royalties and other taxes	13	5	–	–	1	19

Other (income) expense	17	(12)	4	4	25	38

Argentine charges – Peso translation	–	–	14	–	–	14

Argentine charges – U.S. dollar forced conversion	–	–	(2)	(8)	–	(10)

Earnings (loss) before interest expense and income taxes	$40	$52	$(2)	$25	$(51)	$64

Net working capital	$310	$71	$(23)	$47	$(87)	$318

Capital assets	$1,032	$96	$248	$6	$18	$1,400

Total assets	$1,515	$326	$314	$64	$(50)	$2,169

Capital expenditures	$41	$10	$–	$–	$1	$52

	North America		South America

2001	Wholesale	Retail	Wholesale	Retail	Other	Total

Net sales – external customers	$1,086	$831	$63	$83	$–	$2,063

Net sales – internal customers	74	–	8	–	(82)	–

Total net sales	1,160	831	71	83	(82)	2,063

Cost of product	925	574	43	58	(84)	1,516

Gross profit	235	257	28	25	2	547

Expenses:

Selling, general and administrative	33	193	7	16	19	268

Depreciation, depletion and amortization	96	20	13	5	7	141

Royalties and other taxes	16	5	–	–	1	22

Other (income) expense	26	(12)	4	3	15	36

Argentine charges – Peso translation	–	–	20	–	–	20

Argentine charges – U.S. dollar forced conversion	–	–	2	27	–	29

Earnings (loss) before interest expense and income taxes	$64	$51	$(18)	$(26)	$(40)	$31

Net working capital	$267	$37	$(30)	$45	$(196)	$123

Capital assets	$1,087	$106	$262	$15	$24	$1,494

Total assets	$1,625	$316	$346	$73	$14	$2,374

Capital expenditures	$126	$14	$18	$3	$3	$164

Financial Statements and Notes     65

Notes to the Consolidated
Financial Statements

	North America		South America

2000	Wholesale	Retail	Wholesale	Retail	Other	Total

Net sales – external customers	$982	$815	$7	$69	$–	$1,873

Net sales – internal customers	63	–	5	–	(68)	–

Total net sales	1,045	815	12	69	(68)	1,873

Cost of product	767	568	10	50	(69)	1,326

Gross profit	278	247	2	19	1	547

Expenses:

Selling, general and administrative	30	186	4	14	19	253

Depreciation, depletion and amortization	71	20	1	5	10	107

Royalties and other taxes	14	4	–	–	1	19

Other (income) expense	(3)	(10)	1	1	16	5

Earnings (loss) before interest expense and income taxes	$166	$47	$(4)	$(1)	$(45)	$163

Net working capital	$205	$81	$(144)	$73	$(206)	$9

Capital assets	$1,061	$112	$256	$27	$28	$1,484

Total assets	$1,557	$340	$328	$120	$26	$2,371

Capital expenditures	$94	$17	$62	$1	$5	$179

NET SALES AND GROSS PROFIT BY BUSINESS SEGMENT AND PRODUCT LINE

	2002			2001			2000

	Net	Cost of	Gross	Net	Cost of	Gross	Net	Cost of	Gross
	Sales	Product	Profit	Sales	Product	Profit	Sales	Product	Profit

North America Wholesale

Nitrogen

Ammonia	$242	$222	$20	$323	$239	$84	$246	$173	$73

Urea	330	292	38	304	253	51	299	216	83

Other	140	135	5	150	135	15	92	76	16

	712	649	63	777	627	150	637	465	172

Phosphate	239	202	37	179	173	6	196	177	19

Potash	158	91	67	138	80	58	151	81	70

Sulphate and other products	63	34	29	66	45	21	61	44	17

	1,172	976	196	1,160	925	235	1,045	767	278

North America Retail

Fertilizers	366	265	101	386	278	108	352	254	98

Chemicals	361	266	95	336	245	91	358	267	91

Other products and services	122	62	60	109	51	58	105	47	58

	849	593	256	831	574	257	815	568	247

South America Wholesale

Nitrogen	61	26	35	68	41	27	–	–	–

Other products and services	3	2	1	3	2	1	12	10	2

	64	28	36	71	43	28	12	10	2

South America Retail

Fertilizers	53	31	22	57	38	19	47	32	15

Other products and services	27	19	8	26	20	6	22	18	4

	80	50	30	83	58	25	69	50	19

Other	(82)	(83)	1	(82)	(84)	2	(68)	(69)	1

Total	$2,083	$1,564	$519	$2,063	$1,516	$547	$1,873	$1,326	$547

66     Financial Statements and Notes

NET SALES BY MARKET DESTINATION AND ASSETS BY COUNTRY

	2002			2001			2000

	Net	Capital		Net	Capital		Net	Capital
	Sales	Assets	Goodwill	Sales	Assets	Goodwill	Sales	Assets	Goodwill

Canada	$403	$522	$–	$383	$545	$–	$423	$586	$–

United States	1,425	623	–	1,385	673	45	1,249	615	49

Argentina	118	255	–	121	276	–	76	283	–

Other	137	–	–	174	–	–	125	–	–

	$2,083	$1,400	$–	$2,063	$1,494	$45	$1,873	$1,484	$49

6.  INCOME TAXES
The significant components of future income tax assets and liabilities at December 31 are as follows:

	2002	2001

Loss carryforwards expiring through 2011	$111	$36

Site restoration and reclamation	32	30

Financial reserves and accruals	17	13

Employee future benefits	15	12

Intangible assets	13	–

Debt retirement and other financing	5	5

Other	–	3

Future income tax assets before valuation allowance	193	99

Valuation allowance	(65)	(1)

Future income tax assets, net of valuation allowance	128	98

Depreciation, depletion and amortization	243	228

Deferred income	24	13

Other	24	19

Future income tax liabilities	291	260

Net future income tax liabilities	$163	$162

Financial Statements and Notes     67

Notes to the Consolidated
Financial Statements

The major factors that caused variations from the expected combined Canadian federal and provincial statutory income tax rate of 43 percent (2001 – 44 percent; 2000 – 45 percent) were the following:

	2002	2001	2000

Earnings (losses) before income tax:

Canadian	$(35)	$(22)	$48

Foreign	31	(21)	78

	$(4)	$(43)	$126

Statutory rate	43%	44%	45%

Income tax at statutory rates	(2)	(19)	57

Differences in foreign tax rates	(10)	(10)	(15)

Manufacturing and processing allowance	6	5	(2)

Argentine peso translation and U.S. dollar forced conversion	2	22	–

Resource Royalties and Allowances	1	4	3

Other	(1)	–	1

Income tax provision	$(4)	$2	$44

Current:

Canadian	$(4)	$26	$(5)

Foreign	(17)	2	14

	(21)	28	9

Future:

Canadian	–	(33)	27

Foreign	17	7	8

	17	(26)	35

	$(4)	$2	$44

7. EARNINGS (LOSS) PER SHARE
The following table summarizes the computation of net earnings (loss) per share:

	2002	2001	2000

Numerator:			Restated (e)
Net earnings (loss)	$–	$(45)	$82

Preferred securities charges net of tax(a)	(11)	(12)	(9)

Numerator for basic earnings (loss) per share	(11)	(57)	73

Preferred securities charges net of tax(a)	–	–	9

Numerator for diluted earnings (loss) per share	$(11)	$(57)	$82

Denominator:
Weighted average denominator for basic common shares	123	115	112

Dilutive instruments:

Stock options using the treasury stock method(b)	–	–	1

Preferred securities converted to common shares
$175-million, eight percent(b),(c)	–	–	18

$50-million, six percent(b),(d)	–	–	1

Denominator for diluted earnings (loss) per share	123	115	132

Basic earnings (loss) per share	$(0.08)	$(0.49)	$0.65
Diluted earnings (loss) per share	$(0.08)	$(0.49)	$0.62

68     Financial Statements and Notes

(a) PREFERRED SECURITIES CHARGES NET OF TAX
Under Canadian GAAP the preferred securities (note 18) are considered senior equity instruments and the preferred securities charges that are charged to retained earnings are deducted from net earnings (loss) for the computation of basic earnings (loss) per share. For diluted earnings (loss) per share, these preferred securities charges are added back when the impact of the senior equity instrument is dilutive to basic earnings (loss) per share.

(b) ANTI-DILUTION
The Corporation excludes potential common share equivalents from the calculation of diluted earnings (loss) per share when these instruments are considered anti-dilutive.

(c) $175-MILLION, UNSECURED EIGHT PERCENT REDEEMABLE PREFERRED SECURITIES
The conversion of this series of preferred securities is based on the average trading price of the Corporation’s common shares during the period.

(d) $50-MILLION, SIX PERCENT CONVERTIBLE PREFERRED SECURITIES
This series of preferred securities is convertible to common shares at the fixed conversion price of $11.9677 per common share.

(e) THE TREASURY STOCK METHOD
Under the treasury stock method all options with an average share price less than or equal to the average share price during the period are considered outstanding. The Corporation adopted the treasury stock method in 2001 and restated prior periods resulting in diluted earnings per share of $0.62 for 2000 compared to fully diluted earnings per share of $0.63.

8. ACQUISITION
In 2000, the Corporation acquired the Alaskan nitrogen facility and related U.S. West Coast assets. Consideration paid consisted of $50-million principal amount of six percent convertible preferred securities, 2.6 million of the Corporation’s common shares valued at $25-million, and $246-million in cash. In addition, the Corporation granted a right to receive contingent consideration in the form of an Earn-out (note 21).

Concurrent with the purchase, the Corporation sold certain storage assets acquired for proceeds of approximately $16-million. The net acquisition has been accounted for under the purchase method of accounting with the net assets acquired and liabilities assumed included in the balance sheet as at September 30, 2000, and results from operations included in the Corporation’s financial statements from that date.

NET ASSETS ACQUIRED:

Current assets	$99

Current liabilities	(23)

Working capital	76

Tangible capital assets	286

Site restoration and reclamation	(41)

Consideration paid	$321

Transaction expenses	10

Disposition of non-core assets	(16)

Total net assets	$315

Payments under the Earn-out arrangement are capitalized as part of the capital assets and are amortized over the remaining life of the assets. During 2002, nil (2001 – $19-million) was capitalized as Earn-out amounts.

Financial Statements and Notes     69

Notes to the Consolidated
Financial Statements

9. ACCOUNTS RECEIVABLE

	2002	2001

North America Wholesale

Trade accounts	$91	$102

Allowance for doubtful accounts	(1)	(1)

Rebates and other non-trade accounts	4	20

	94	121

North America Retail

Trade accounts	41	41

Allowance for doubtful accounts	(7)	(7)

Rebates and other non-trade accounts	21	14

	55	48

South America Wholesale	5	9

South America Retail

Trade Accounts	43	46

Allowance for doubtful accounts	(12)	(8)

	31	38

Other	2	2

	$187	$218

On an ongoing basis, certain of the Corporation’s U.S. subsidiaries sell their accounts receivable balances net of allowances to a subsidiary of the Corporation. The subsidiary has an agreement to sell to a financial institution, on an ongoing basis, an undivided percentage interest in this designated pool of receivables, on a non-recourse basis, in an amount not to exceed $125-million. The Corporation has granted a security interest to the financial institution in the remaining receivables held by the subsidiary. The fees and expenses are calculated based on the receivables sold and the prevailing commercial paper rate. The agreement expires in December 2007 and may be terminated earlier.

Servicing of the receivables sold is performed by a U.S. subsidiary of the Corporation which charges a fee of 2 percent of the pool balance.

Receivables sold at December 31, were as follows:

	2002	2001

North America Wholesale	$34	$21

North America Retail	80	83

	$114	$104

Average monthly receivables sold, fees and expenses incurred on this program for the year ended December 31, were as follows:

	2002	2001

North America Wholesale	$23	$30

North America Retail	75	68

	$98	$98

Fees and expenses paid	$3	$4

70     Financial Statements and Notes

10. INVENTORIES

	2002	2001

North America Wholesale

Fertilizers	$110	$172

Operating supplies	67	70

Raw materials	24	26

	201	268

North America Retail

Fertilizers	47	51

Chemicals	70	63

Other	15	7

	132	121

South America Wholesale	7	6

South America Retail	13	5

	$353	$400

Wholesale – Fertilizers include the Corporation’s produced product as well as work in process. Operating supplies include catalysts used in the wholesale production process, materials used for maintenance and repairs and other supplies. Raw materials consist primarily of phosphate rock, which has been mined but not used in the production process. Inventories include storage and transportation costs to move the product from production facilities to storage locations.

Retail – The cost of fertilizer, seed and chemical inventories represents the purchase price plus transportation costs to move the product to the farm centre.

11. CAPITAL ASSETS

	2002			2001

		Accumulated			Accumulated
		Depreciation,	Net		Depreciation,	Net
		Depletion and	Book		Depletion and	Book
	Cost	Amortization	Value	Cost	Amortization	Value

Land	$28	$–	$28	$28	$–	$28

Buildings and improvements	305	132	173	303	119	184

Building under capital lease	15	3	12	15	2	13

Machinery and equipment	2,007	865	1,142	2,004	790	1,214

Resource properties	39	21	18	39	18	21

Construction in progress	27	–	27	34	–	34

	$2,421	$1,021	$1,400	$2,423	$929	$1,494

Included in capital assets is interest capitalized during 2002 of nil (2001 – $1-million; 2000 – $20-million).

12. OTHER ASSETS

	2002	2001

South America value-added tax and other costs	$49	$73

Receivable under environmental indemnity agreements	–	11

Long-term receivables	10	20

Long-term investments	13	13

Other	13	15

	$85	$132

Financial Statements and Notes     71

Notes to the Consolidated
Financial Statements

The long-term portions of value-added taxes are related to the investment in South America Retail and the Corporation’s share of Profertil. Value-added tax assets are accumulated on the balance sheet as costs are incurred and are recovered against future value-added taxes collected by the Corporation and due to the government.

13. GOODWILL

	2002	2001

Cost	$–	$67

Accumulated amortization	–	22

	$–	$45

Effective January 1, 2002, the Corporation adopted the new accounting standard for goodwill. This standard requires that goodwill be subject to an annual impairment test rather than being amortized. In 2002, the Corporation completed the transitional impairment test using a discounted cash flow method for the reporting unit that includes goodwill. The results of the test indicated that goodwill recorded in the Corporation’s phosphate business, which was included in the reportable segment entitled “North America Wholesale”, was impaired. The amount of the impairment represented the entire goodwill balance of $45-million or $29-million net of tax. The resulting impairment loss has been recognized as a change in accounting policy and charged to retained earnings as of January 1, 2002.

Included in depreciation, depletion and amortization in the statement of operations for 2002 is amortization of goodwill of nil (2001 – $4-million; 2000 – $3-million).

14. BANK INDEBTEDNESS

	2002	2001

$225-million credit facility(a)	$–	$186

$56-million credit facility(b)	–	20

Profertil(c)	1	5

	$1	$211

The weighted average interest rate for bank indebtedness in 2002 was six percent (2001 – five percent; 2000 – eight percent).

(a) AGRIUM INC.
The Corporation has a $225-million, 364-day syndicated revolving credit facility due in May 2003. Concurrent with the new share issue (note 18), this facility was reduced from $300-million. This facility contains a 1.5-year term-out provision exercisable at the Corporation’s option. Under this option the Corporation can convert the facility into a term lending arrangement following expiration of the 364-day revolving period. Agrium U.S. Inc., a subsidiary of the Corporation, guarantees this facility. Interest rates are at either LIBOR plus a spread, bankers’ acceptance rate plus a spread or a base rate established by the bank plus variable spreads, at the election of the Corporation. The loan agreements require the Corporation to maintain certain financial ratios and other covenants.

(b) AGRIUM U.S. INC.
The Corporation’s wholly owned subsidiary, Agrium U.S. Inc., has a base revolving credit facility of up to $56-million, which expires December 4, 2004. Concurrent with the new share issue (note 18), this facility was reduced from $75-million. This facility is guaranteed by the Corporation and requires the Corporation to maintain certain financial ratios and other covenants.

(c) PROFERTIL
Profertil completed a bridge financing of up to $285-million which was repaid with proceeds from the non-recourse syndicated 10-year term credit agreement (note 16(e)) in March 2001.

Profertil utilizes limited short-term borrowings from Argentine financial institutions at prevailing interest rates to fund working capital requirements.The Corporation’s share of amounts outstanding was $1-million at December 31, 2002 (2001 – $5-million).

72     Financial Statements and Notes

15. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2002	2001

North America Wholesale

Trade	$59	$55

Customer rebates	10	11

Accrued liabilities	105	112

	174	178
North America Retail

Trade	94	98

Accrued liabilities	26	29

	120	127
South America Wholesale	5	6

South America Retail	8	7

Other

Accrued interest payable	14	13

Dividends payable	7	6

Accrued liabilities	12	12

	33	31

	$340	$349

16. LONG-TERM DEBT

	2002	2001

Unsecured

6.86% senior notes due December 29, 2003 to 2007(a)	$75	$75

7.06% senior notes due December 29, 2004 to 2010(b)	100	100

7% notes due February 1, 2004(c)	75	75

7.7% debentures due February 1, 2017(c)	100	100

7.8% debentures due February 1, 2027(c)	125	125

8.25% debentures due February 15, 2011(c)	125	125

Secured

Capital lease obligation(d)	14	14

Profertil – non-recourse(e)	140	145

Profertil – other	5	8

Other	2	2

	761	769
Principal repayments due within one year	25	7

	$736	$762

(a) The notes have five equal annual principal repayments commencing December 29, 2003. These notes are guaranteed by Agrium U.S. Inc., a subsidiary of the Corporation, and require the Corporation to maintain certain financial ratios and other covenants.

(b) The notes have seven equal annual principal repayments commencing December 29, 2004. These notes are guaranteed by Agrium U.S. Inc., a subsidiary of the Corporation, and require the Corporation to maintain certain financial ratios and other covenants.

(c) These notes and debentures require the Corporation to meet certain financial ratios and other covenants.

(d) The capital lease obligation is comprised of the corporate head office building lease (note 11), which is denominated in Canadian dollars, bears interest at seven percent and expires in March 2019. Total payments, including principal and interest, to be paid over the remainder of the lease are $24-million, of which $10-million represents interest. Annual payments in each of the next five years are included in note 20.

Financial Statements and Notes     73

Notes to the Consolidated
Financial Statements

(e) In 2000, Profertil entered into a syndicated term credit facility, the majority of which was drawn in March 2001, to repay the $285-million bridge financing facility that expired in March 2001. The Corporation’s share of amounts outstanding under the Credit Agreement at December 31, 2002, is $140-million of which $9-million is repayable within one year. At December 31, 2002, amounts outstanding under the credit agreement are broken into tranches of $81-million, $71-million and $128-million, of which the Corporation’s share is 50 percent. The two smaller tranches accrue interest at the LIBOR rate plus a spread. The $128-million tranche accrues interest at a fixed rate. Principal plus accrued interest is repayable in 18 semi-annual installments. The facility matures December 31, 2010.

This facility became non-recourse to the Profertil joint venture partners once completion guarantees on the facility had been released on November 30, 2001. The Corporation has pledged its shares in Profertil to the bank as security in the event of default. The joint venture partners have also entered into an agreement which limits the transfer of the ownership interests in Profertil for a period of six years commencing from the completion date, which was November 30, 2001.

17. OTHER LIABILITIES

	2002	2001

Site restoration and reclamation(a)	$94	$90

Employee future benefits(b)

Pensions	14	10

Other post-retirement benefits	26	23

Other	6	4

	$140	$127

(a) SITE RESTORATION AND RECLAMATION
During 2002, the Corporation accrued $10-million (2001 – $8-million; 2000 – $46-million) for anticipated future expenditures.

Expenditures relating to restoration and reclamation were $6-million in 2002 (2001 – $3-million) and were expensed or charged against provisions recorded in previous years.

(b) EMPLOYEE FUTURE BENEFITS
The Corporation maintains both defined benefit and defined contribution pension plans in Canada and in the United States, which are both contributory and non-contributory with regard to participants. The majority of employees are members of defined contribution pension plans. The Corporation also maintains certain contributory health care plans and life insurance benefits for retired employees. Benefits from defined benefit plans are based on either years of service and compensation or a rated amount for each year of service. The employee future benefit costs are determined annually by independent actuaries and include current service costs and a provision for the amortization of prior service costs. Employee future benefit costs for current service are charged to earnings in the year incurred. The liability for past service is charged to earnings over the remaining service lives of the employees.

The Corporation has additional defined benefit and defined contribution retirement income plans for senior management, which are non-contributory and provide a supplementary pension benefit. The plans are provided for by annual charges to earnings sufficient to meet the projected benefit obligations.

74     Financial Statements and Notes

The components of net employee future benefits expense for the Corporation’s defined benefit plans are computed actuarially as follows:

	2002	2001	2000

Defined benefit plans

Service cost for benefits earned during the year	$4	$3	$3

Interest cost on projected benefit obligations	7	6	5

Expected return on plan assets	(6)	(5)	(5)

Net amortization and deferral	1	–	1

Net expense	6	4	4

Post-retirement plans

Service cost for benefits earned during the year	2	1	1

Interest cost on projected benefit obligations	2	2	2

Net expense	4	3	3

Defined contribution plans	7	7	7

Total expense	$17	$14	$14

Significant actuarial assumptions used in calculating the net pension expense for the Corporation’s defined benefit plans were as follows:

	2002	2001	2000

(percent)

Pension plans

Discount rate	7	7	7

Long-term rate of return on assets	8	8	8

Rate of increase in compensation levels	4	5	5

Other post-retirement plans

Discount rate	7	7	7

Health care cost trend rate	8	8	8

If the health care cost trend rate was increased or decreased by one percent, the accumulated post-retirement benefit obligation and the aggregate of service and interest cost would increase or decrease by $3-million, respectively.

Financial Statements and Notes     75

Notes to the Consolidated
Financial Statements

The changes in accumulated benefit obligations and change in plan assets for the defined benefit pension and post-retirement benefits are outlined as follows:

				Post-retirement
	Pension Plans			Benefit Plans

	2002	2001	2000	2002	2001	2000

Change in benefit obligations

Balance, beginning of year	$96	$81	$77	$23	$23	$21

Foreign exchange on Canadian obligations	–	(4)	–	–	–	–

Interest and service cost	11	9	8	4	3	3

Acquisitions	–	–	3	–	–	–

Actuarial loss (gain)	3	5	(3)	5	(2)	(1)

Transfer from CAI Retirement Plan(a)	–	10	–	–	–	–

Benefits paid	(5)	(5)	(4)	(1)	(1)	–

Balance, end of year	$105	$96	$81	$31	$23	$23

Change in plan assets

Fair value, beginning of year	$76	$78	$73	$–	$–	$–

Foreign exchange on Canadian assets	–	(3)	–	–	–	–

Actual return on plan assets	(4)	(6)	6	–	–	–

Employer contributions	–	2	5	–	–	–

Transfer from CAI Retirement Plan(a)	–	10	–	–	–	–

Benefits paid	(5)	(5)	(6)	–	–	–

Fair value, end of year	$67	$76	$78	$–	$–	$–

Unfunded status(b)	38	20	3	31	23	23

Unrecognized net loss	(26)	(12)	2	(5)	–	–

Accrued employee future benefits	$12	$8	$5	$26	$23	$23

Other assets – prepaid employee future benefits	$(2)	$(2)	$–	$–	$–	$–

Other liabilities – employee future benefits liability	14	10	5	26	23	23

	$12	$8	$5	$26	$23	$23

(a) The assets and liabilities attributable to benefits accrued prior to May 1, 1993, under the Cominco American Incorporated Plan (CAI) were transferred to the Corporation in 2001. These assets and liabilities were part of the spin-off of the fertilizer assets that formed the initial public offering to create the Corporation in 1993.

(b) During 2002, the Corporation replaced the form of security provided on some of its defined benefit pension plans from cash to a letter of credit resulting in a refund of contributions.

The plans’ assets consist primarily of corporate equities, corporate and government bonds and debentures and cash.

76     Financial Statements and Notes

18. SHARE CAPITAL

	2002		2001		2000

	Shares	Amount	Shares	Amount	Shares	Amount

Common shares (millions)

Issued and outstanding, beginning of year	115	$376	115	$375	112	$347

Shares issued, net of issuance costs	11	106	–	–	–	–

Issued on exercise of stock options	–	2	–	1	–	3

Shares issued on acquisition	–	–	–	–	3	25

Issued and Outstanding, end of year	126	$484	115	$376	115	$375

Preferred securities (millions)

Issued and outstanding, beginning of year	9	$221	9	$221	7	$171

Securities issued on acquisition	–	–	–	–	2	50

Issued and Outstanding, end of year	9	$221	9	$221	9	$221

Total	135	$705	124	$597	124	$596

In March 2002, the Corporation issued 11.2 million common shares at $9.85 per common share. The total proceeds from the issue, net of expenses, were $106-million, and were used to pay down bank indebtedness. Concurrent with this financing, the Corporation’s revolving credit facilities were reduced from $375-million to $281-million and certain related covenants were amended.

The Corporation has two classes of preferred securities issued and outstanding:

(a) $175-MILLION, UNSECURED EIGHT PERCENT REDEEMABLE PREFERRED SECURITIES DUE JUNE 30, 2047
The charges on these securities are payable quarterly in arrears and the Corporation has the right to defer the charges for up to 20 consecutive quarterly periods, subject to certain restrictions. The preferred securities are redeemable at the option of the Corporation, in whole or in part, on or after April 22, 2003, at the principal amount plus accrued and unpaid charges (the redemption price) to the date of redemption.

(b) $50-MILLION, SIX PERCENT CONVERTIBLE PREFERRED SECURITIES DUE SEPTEMBER 30, 2030
This class was issued on September 29, 2000, in connection with the acquisition of the Alaskan nitrogen facility and related U.S. West Coast assets. The preferred securities are convertible at the discretion of the holder into the Corporation’s common shares at a conversion price of $11.9677 per common share. The Corporation has the right to defer, at any time subject to certain conditions, payments of charges on the securities by extending the payment period for up to 20 consecutive quarterly periods. The Corporation may redeem the securities, in whole but not in part, at any time on or after September 30, 2003, at a redemption price equal to 103 percent of the principal amount of the securities plus accrued and unpaid charges.

The Corporation has the right to issue common shares and use the proceeds to settle the deferred charges, principal and redemption payments and consequently, both the eight percent redeemable preferred securities and six percent convertible preferred securities are classified as equity under Canadian GAAP.

Financial Statements and Notes     77

Notes to the Consolidated
Financial Statements

19. STOCK-BASED COMPENSATION
The Corporation offers stock options, stock appreciation rights (SARs) and deferred share units (DSUs) to employees and Directors as part of compensation for services rendered.

STOCK OPTIONS
The Corporation has a stock option plan under which the Board of Directors may grant options to acquire common shares to its officers and employees. At December 31, 2002, the Board of Directors was authorized to grant options on up to approximately 11 million (2001 – nine million; 2000 – nine million) common shares on which approximately nine million (2001 – eight million; 2000 – seven million) options had been granted. The exercise price of each option equals the market price of the Corporation’s common shares on the last business day prior to the date of grant and an option’s maximum term is 10 years. Options are granted throughout the year and vest and become exercisable equally over a four-year period, commencing one year after the grant date. In addition, under this plan the Board of Directors has resolved to grant options to officers of the Corporation on the basis of one option for each common share acquired by the officer in the open market, to a maximum of 100,000 options per officer, with the exercise price of each option equal to the purchase price paid for the original share. These options lapse if the participant does not hold 100 percent of the purchased shares on the first anniversary date, 75 percent on the second anniversary date, 50 percent on the third anniversary date and 25 percent on the fourth anniversary date.

Stock option transactions for the respective years were as follows:

	2002		2001		2000

		Weighted Avg.		Weighted Avg.		Weighted Avg.
	Options	Exercise	Options	Exercise	Options	Exercise
	Outstanding	Price	Outstanding	Price	Outstanding	Price
	(millions)	(Cdn. $)	(millions)	(Cdn. $)	(millions)	(Cdn. $)

Outstanding, beginning of year	8	$16.20	7	$15.52	6	$16.40

Granted	1	15.89	1	20.21	1	12.47

Exercised	–	10.82	–	13.05	–	16.38

Cancelled	–	18.52	–	18.52	–	17.43

Outstanding, end of year	9	$16.21	8	$16.20	7	$15.52

Exercisable, end of year	6	$16.34	5	$16.44	4	$17.11

FAIR VALUE OF STOCK OPTION COMPENSATION
The following is the pro forma net earnings (loss) and basic earnings (loss) per share amounts had the Corporation charged the fair value of stock based compensation to net earnings (loss) in each period:

	2002		2001		2000

(millions of U.S. dollars, except per share amounts)	As Reported	Proforma	As Reported	Proforma	As Reported	Proforma

Net earnings (loss)	$–	$(6)	$(45)	$(51)	$82	$74

Earnings (loss) per common share

Basic	$(0.08)	$(0.14)	$(0.49)	$(0.54)	$0.65	$0.58

The fair value of these options has been estimated using a Black Scholes option pricing model and based on the following assumptions:

	2002	2001	2000

Dividend yield	0.6%	0.5%	0.9%

Expected stock price volatility	30%	38%	42%

Risk-free interest rate	5%	6%	6%

Expected life of the options (years)	10	10	10

The weighted average fair value price per share of options granted in the years indicated was as follows: 2002 – Cdn. $7.87; 2001 – Cdn. $11.25; and 2000 – Cdn. $7.06.

78     Financial Statements and Notes

The following table summarizes stock options outstanding and exercisable under the plan at December 31, 2002:

	Options Outstanding			Options Exercisable

Range of	Number	Weighted Avg.	Weighted Avg.	Number	Weighted Avg.
Exercise	Outstanding	Remaining	Exercise	Exercisable	Exercise
Prices	At Year End	Contractual Life	Price	At Year End	Price
(Cdn. $)	(millions)	(years)	(Cdn. $)	(millions)	(Cdn. $)

Less than 11.85	1	6	11.25	1	10.86

11.86 to 12.85	1	5	12.06	1	12.05

12.86 to 13.85	1	6	13.14	–	13.12

13.86 to 14.85	–	8	14.04	–	14.03

14.86 to 15.85	–	7	15.22	–	15.27

15.86 to 16.85	1	9	15.92	–	16.24

16.86 to 17.85	–	7	17.52	–	17.51

17.86 to 18.85	2	4	18.65	2	18.65

18.86 to 20.50	1	5	19.17	1	19.17

20.51 to 22.15	2	7	20.59	1	20.67

1.92 to 22.15	9	6	16.21	6	16.34

SHAREHOLDERS’ RIGHTS PLAN
The Corporation has a shareholders’ rights plan under which one right is issuable for each outstanding common share. The rights remain attached to the shares and are not exercisable until the occurrence of certain designated events.

STOCK APPRECIATION RIGHTS
The Corporation has a SARs plan whereby each eligible employee is granted SARs, which provide for payment of a cash award based upon the appreciation in value of the Corporation’s common shares. The payment is based on the Corporation’s common stock price reaching certain guaranteed levels for 20 consecutive trading days on the New York Stock Exchange over a five-year term expiring on May 4, 2004. The employees receive cash for the SARs equal to their intrinsic value, being the difference between the SARs base price and their market value at the time the specified level is achieved.

For periods up to and including December 31, 2002, the target prices on the SARs have been above the market price of the Corporation’s common shares and thus no payments were required under the plan. An expense will be recorded when the market price of the stock exceeds the price associated with payment.

SAR transactions for the respective years were as follows:

	2002		2001		2000

	SARs		SARs		SARs
	Outstanding	Weighted Avg.	Outstanding	Weighted Avg.	Outstanding	Weighted Avg.
	(millions)	Issue Price	(millions)	Issue Price	(millions)	Issue Price

Outstanding, beginning of year	2	$9.51	1	$9.01	1	$8.94

Granted	–	9.66	1	11.36	–	10.00

Cancelled	--	9.41	–	–	–	–

Outstanding, end of year	2	$9.53	2	$9.51	1	$9.01

The potential expense, based on SARs outstanding at December 31, 2002, would be $2-million if the share price reached $15, an additional $5-million if the share price reached $22.50, an additional $10-million if the share price reached $33.75 and an additional $17-million if the share price reached $50.

Financial Statements and Notes     79

Notes to the Consolidated
Financial Statements

DIRECTOR’S DEFERRED SHARE UNIT PLANS
The Corporation has two DSUs plans. Under the first plan Directors of the Corporation can elect to have a portion or all of their remuneration paid in DSUs. The number of DSUs issued is calculated by dividing the Director’s remuneration by the fair market value of the Corporation’s common shares on the conversion date.

Effective May 8, 2002, the Corporation implemented a DSU Plan for Directors permitting grants in the discretion of the Board of Directors. Under this plan a specified number of DSUs may be granted to each director, upon the approval of the Board of Directors.

Under both plans, the DSUs are fully vested upon being granted but are not payable until departure from the Board. The issue amount and subsequent changes in the common share price in relation to the DSUs issue price will be recorded as compensation expense and included in selling, general and administrative expenses.

As of December 31, 2002, the fair value of the DSUs outstanding was less than $1-million.

20. COMMITMENTS

	2003	2004	2005	2006	2007

Operating expenses

Operating commitments	$37	$31	$30	$22	$18

Natural gas commitments	492	92	89	84	84

Power, sulfuric acid and other payments	34	23	23	23	22

Profertil natural gas and other	25	25	25	25	25

	588	171	167	154	149

Other

Long-term debt and capital lease repayments	25	120	49	51	54

Total	$613	$291	$216	$205	$203

The operating commitments consist primarily of short-term leases for rail cars and contractual commitments at distribution facilities in North America Wholesale, vehicles and application equipment in North America Retail and office equipment and property leases throughout the Corporation’s operations. The commitment represents the minimum payments in each of the next five years under each agreement. Operating lease payments expensed in 2002 were $28-million (2001 – $23-million; 2000 – $25-million).

The Corporation has also entered into a number of agreements with suppliers to guarantee supply of raw materials required in the production processes at its wholesale facilities. Amongst these are long-term fixed base-price natural gas and co-generation power agreements at the Kenai, Alaska, Profertil and Carseland facilities, which are included in the commitments, based on the minimum obligations under these contracts. Additionally, the Corporation’s minimum commitments for North American natural gas purchases not under fixed base-price contracts are calculated using the prevailing New York Mercantile Exchange (NYMEX) forward prices at December 31, 2002 adjusted for transportation differentials to each production facility.

The Kenai facility has a natural gas purchase contract with a supplier that expires July 1, 2009. The delivery price formula is based on a fixed price that is adjusted by the previous year’s average spot U.S. Gulf Coast ammonia price. The adjustment is made on July 1 each year if the average ammonia price exceeds or drops below defined Gulf Coast ammonia prices set in the agreement for the previous 12 months; otherwise only the base price applies for the next year. The amounts payable under this contract are in dispute (note 21).

The Corporation entered into a power co-generation agreement for its Carseland facility in 2001 that expires December 31, 2021. The minimum commitment under this agreement is to purchase 60 mega watts of power per hour (MWh) for the first ten years of the agreement and 20 MWh for the remainder of the term. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas, which is provided to the facility for power generation.

80     Financial Statements and Notes

Profertil has three 12-year natural gas purchase contracts. One is with the other 50-percent partner in the Profertil joint venture. The contracts are fixed base-price agreements where the base-price for natural gas is adjusted by the quarterly average of Free On Board Caribbean granulated urea in U.S. dollars per short ton and the quarterly average of West Texas Intermediate U.S. dollars per barrel.

The Corporation has entered into an agreement to deliver a minimum of 70,000 tonnes of purified phosphoric acid annually from its Conda, Idaho, facility. The agreement expires December 31, 2016.

21. CONTINGENCIES
CONTINGENT PURCHASE PRICE
As part of the Alaskan nitrogen facility and related U.S. West Coast assets acquisition, the Corporation granted to Union Oil Company of California (Unocal) a right to receive an Earn-out payment pursuant to which Unocal is entitled to receive a payment for each of the six years following the September 30, 2000 closing of the acquisition. The payment is equal to 35 percent of the amount by which certain industry-recognized price commodity indices for ammonia and urea exceed certain forecasted prices for such commodities based on production capacity volumes of the Alaska production facilities acquired from Unocal.

At December 31, 2002, the Corporation’s financial statements include $8-million payable to Unocal under this arrangement. This amount is included in accounts payable and accrued liabilities and is recorded as part of the cost to acquire the Alaskan nitrogen facility and related U.S. West Coast assets included in capital assets.

The Corporation has withheld payment of the $8-million from Unocal on the basis that this liability has been set off against other amounts currently owing by Unocal and is under dispute. At December 31, 2001, the Corporation’s financial statements included $19-million with respect to this dispute. This amount was legally offset in the year by certain receivables due to the Corporation that are unrelated to the Earn-out. While the Corporation has accrued this amount, it believes that no payment is due to Unocal in the event that Unocal cannot meet its obligation under the Alaskan gas contract. The parties also disagree on the calculation of the Earn-out to the extent of $9-million based on different views of the application of a reference price adjustment factor.

On June 10, 2002 the Corporation filed a lawsuit against Unocal seeking compensatory damages and restitution, punitive damages, and certain declaratory relief relating to gas supply, the Earn-out, and environmental matters. Unocal contemporaneously filed suit against the Corporation claiming damages for breach of contract for non-payment of the Earn-out in 2001.

SITE RESTORATION AND RECLAMATION
The Corporation has contingent liabilities in respect of existing operations and discontinued mining activities of predecessor corporations. These liabilities are the subject of ongoing study and negotiation with various regulatory authorities. The amounts are not reasonably estimable at this time.

LITIGATION
The Corporation, in the normal course of business, is subject to legal proceedings being brought against it and its subsidiaries. The amounts are not reasonably estimable, due to uncertainty as to the final outcome and management does not believe these proceedings in aggregate will have a material adverse effect on the Corporation’s consolidated financial position or results of operations.

22. FINANCIAL INSTRUMENTS
The Corporation is subject to the risks and uncertainties inherent in the fertilizer business. Financial results are subject to fluctuations in fertilizer, natural gas, power and other raw material supply prices, and fluctuations in foreign exchange and interest rates over which it has limited control. In addition, the Corporation is subject to credit risks and the risks of conducting business in an international environment. The Corporation manages certain of these risks and uncertainties through the use of derivative instruments.

PRICE RISK MANAGEMENT
Natural Gas Derivatives
The Corporation purchases substantially all of its natural gas requirements through indexed priced contracts with suppliers other than gas supply agreements for its facilities in Alaska and Argentina. The natural gas supply price risk on indexed contracts is managed through

Financial Statements and Notes     81

Notes to the Consolidated
Financial Statements

the use of natural gas price swaps and natural gas price option contracts. The Corporation has the following derivative instruments related to natural gas supply price risks outstanding at December 31, 2002:

			Weighted		Statement of
	Period	Notional	Average	Fair Value	Operations
	Covered	Volumes	Contract	Gain (loss)	Gain (loss)
		(million MMBtu)	(price/MMBtu)

Designated hedges

Natural Gas Call options – sold	Jan. 2003 – Dec. 2003	9	$5.00	$(3)	n/a

Natural Gas Call options – purchased	Jan. 2003 – Dec. 2003	9	$6.00	$1	n/a

Natural Gas Put options – sold	Jan. 2003 – Dec. 2003	9	$2.63	$–	n/a

Natural Gas Call options – purchased	Jan. 2003 – Dec. 2003	9	$3.50	$10	n/a

Natural Gas basis swaps(b)	Jan. 2003 – Oct. 2003	9	n/a	$(1)	n/a

Non–hedging natural gas derivative instruments

Natural Gas basis swaps(a)	Jan. 2003 – Oct. 2005	3	n/a	$–	$–

Natural Gas basis swaps(b)	Jan. 2003 – Mar. 2003	9	n/a	$(1)	$(1)

Natural Gas basis swaps(b)	Jan. 2003 – Oct. 2003	3	n/a	$–	$–

Natural Gas basis swaps(c)	Jan. 2003	1	n/a	$–	$–

Natural Gas Put option – sold	Jan. 2003 – Oct. 2003	3	$2.00	$–	$–

(a) The basis swap requires the Corporation to purchase natural gas based on the NYMEX index and to receive natural gas based on the SUMAS index.

(b) The basis swap requires the Corporation to purchase natural gas based on the NYMEX index and to receive natural gas based on the AECO index.

(c) The basis swap requires the Corporation to purchase natural gas based on the monthly AECO index and to receive natural gas based on the daily AECO index.

The Corporation had the following derivative instruments related to natural gas supply price risks outstanding at December 31, 2001:

			Weighted		Statement of
	Period	Notional	Average	Fair Value	Operations
	Covered	Volumes	Contract	Gain (loss)	Gain (loss)
		(million MMBtu)	(price/MMBtu)

Designated hedges

Natural gas price swaps	Jan. 2002 – Oct. 2002	10	$4.94	$(21)	n/a

De-designated hedges

Natural gas price swaps	Jan. 2002 – Oct. 2002	16	$4.99	$(36)	$(10)

Non-hedging natural gas derivative instruments

Natural gas price swaps – sold	Jan. 2002 – Oct. 2002	23	$2.76	$1	$1

Natural gas price swaps – purchased	Jan. 2002 – Oct. 2002	3	$2.30	$2	$2

Natural gas basis swaps(a)	Jan. 2002 – Oct. 2005	4	n/a	$–	$–

Natural gas Put options – sold	Jan. 2002 – Oct. 2003	17	$2.49	$(4)	$(4)

Natural gas Put options – purchased	Jan. 2002 – Apr. 2002	10	$3.66	$11	$11

Natural gas Call options – sold	Jan. 2002 – Apr. 2002	9	$4.56	$–	$–

Natural gas Call options – purchased	Jan. 2002 – Apr. 2002	9	$4.56	$–	$–

(a) The basis swap requires the Corporation to purchase natural gas based on the SUMAS index and receive natural gas based on the NYMEX index.

82     Financial Statements and Notes

Realized and unrealized gains and losses on derivatives not designated as hedges, including contracts de-designated, as described are included in the statement of operations each period.

All unrealized losses on commodity derivatives designated as hedges will be recognized against the cost of gas purchased and included in inventory in 2003. As the inventory produced in relation to this natural gas supply is sold the related inventory costs, including the unrealized losses, will be included in cost of product.

During 2002, net realized losses of $37-million on derivative instruments designated as hedges (2001 – $58-million net gains) was allocated to inventory. At December 31, 2002, $3-million of net realized losses (2001 – $12-million) remains in inventory, until the related inventory sells. During 2002 $46-million of net realized losses (2001 – $70-million net gains, 2000 – $93-million net gains) were recorded as a component of cost of product. The Corporation realized a loss of $5-million in 2002 on non-hedging natural gas derivative instruments (2001 – nil, 2000 – nil).

Foreign Exchange Derivatives
The Corporation is exposed to foreign exchange rate fluctuations on its Canadian dollar cash flow. The Company enters into forward exchange contracts and foreign exchange options to manage Canadian dollar foreign exchange exposure. At December 31, 2002, the Corporation sold forward a notional amount of $50-million (2001 – $24-million) at an average rate of 1.5890 (2001 – $1.5738). In 2001, the Corporation had entered into a collar on a notional amount of $36-million establishing the range the Corporation would pay for Canadian dollars between $1.5700 and $1.5870, for a period of January to December 2002. At December 31, 2002, the foreign exchange derivatives had an unrealized gain of less than $1-million (2001 – unrealized loss of less than $1-million).

POWER, SULPHURIC ACID AND OTHER NORMAL PURCHASES
The Corporation purchases a portion of its power requirements through the use of fixed price supply contracts. These contracts are treated as normal purchases and sales. Purchase commitments are summarized in note 20.

FAIR VALUE AND CARRYING VALUE OF FINANCIAL INSTRUMENTS

	2002		2001

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Unsecured long-term debt	$600	$650	$600	$530

Preferred securities	221	210	221	201

Derivative financial instruments:

Foreign currency options and forward contracts	–	–	–	(1)

Natural gas SWAPs and options	–	6	–	(47)

The fair value of unsecured long-term debt, including the current portion and preferred securities, is based on the quoted market price of these or similar issues or by discounting expected cash flows at the rates currently offered to the Corporation for debt and securities of the same remaining maturities.

The fair value of each class of other financial instruments, including cash and short-term investments, accounts receivable, accounts payable, advances and loans and bank indebtedness, approximates its carrying value due to their short-term maturity.

CREDIT RISK MANAGEMENT
Wholesale in both North and South America sell mainly to large agribusinesses representing a small number of customers. Letters of credit and credit insurance are used to mitigate risk.

Retail in both North and South America serve large customer bases dispersed over wide geographic areas in both the United States and Argentina. This geographic diversity coupled with a concentration of effort on the large financial stable entities, mitigates risk.

Credit exposure, as it relates to any derivatives and other financial instruments, designated as hedges, is managed by dealing with creditworthy counter parties in accordance with established credit approval practices. At December 31, 2002, no significant credit exposure exists with any counter party.

Financial Statements and Notes     83

Notes to the Consolidated
Financial Statements

23. PROFERTIL
The Corporation has a 50-percent interest in Profertil. A contractual agreement exists between the Corporation and the joint venture partner, which establishes joint control over Profertil, and therefore the Corporation’s interest is accounted for using the proportionate consolidation method.

A summary of the Corporation’s 50-percent interest in the joint venture at December 31 is as follows:

	2002	2001

Balance Sheet

Cash and cash-equivalents	$18	$13

Accounts receivable	5	9

Inventories and prepaid expenses	7	8

Capital assets	248	262

Other assets	36	54

	$314	$346

Bank Indebtedness	$1	$5

Accounts payable and current portion of long-term debt	52	55

Long-term debt	135	147

Future income taxes	(3)	(6)

	$185	$201

Investment in Profertil	$129	$145

Statement of Operations

Gross profit	$36	$28

Selling, general and administrative expenses	4	7

Depreciation and amortization	18	13

Argentina charges – Peso translation (note 4)	14	20

Argentinacharges–– U.S. dollar forced conversion (note 4)	(2)	2

Other expenses	4	4

Loss before interest and taxes	(2)	(18)

Interest expense	15	16

Income taxes	–	(4)

Net loss	$(17)	$(30)

	2002	2001

Statement of Cash Flows

Operating activities	$27	$(6)

Investing activities	(5)	(39)

Financing activities	(17)	58

Decrease in cash and cash-equivalents	$5	$13

Commitments presented in note 20 include the Corporation’s 50-percent share in the commitments of Profertil.

84     Financial Statements and Notes

24. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES
The Corporation’s consolidated financial statements are prepared in accordance with Canadian GAAP. These principles differ in certain respects from those applicable under U.S. GAAP. The approximate impact of these differences on the Corporation’s financial statements is summarized below:

Consolidated Statements of Operations	2002	2001	2000

Net earnings (loss) – Canadian GAAP	$–	$(45)	$82

Adjustments:

Preferred securities charges(a)	(17)	(17)	(15)

Change in accounting policy(f)	(43)	–	–

Tax	21	5	5

Net earnings (loss) – U.S. GAAP	$(39)	$(57)	$72

Other comprehensive income

Natural gas derivatives(c)

Cumulative effect of SFAS 133	–	(105)	–

Change in unrealized and realized gains	40	68	–

Additional minimum pension liability(d)	(6)	–	–

Translation adjustments(e)	(32)	(56)	(23)

Comprehensive income (loss) – U.S. GAAP(b)	$(37)	$(150)	$49

Basic earnings (loss) per common share – U.S. GAAP

Earnings (loss) from operations	$(0.08)	$(0.49)	$0.64

Change in accounting policy(f)	$(0.23)	$–	$–

Net earnings (loss) per share – Basic	$(0.31)	$(0.49)	$0.64

Net earnings (loss) per share – Diluted	$(0.31)	$(0.49)	$0.61

Consolidated Statements of Cash Flow	2002	2001	2000

Operating – Canadian GAAP	$224	$87	$256

Preferred securities charges paid net of tax(a)	(11)	(12)	(9)

Operating – U.S. GAAP	$213	$75	$247

Investing – Canadian and U.S. GAAP	$(29)	$(200)	$(463)

Financing – Canadian GAAP	$(137)	$146	$121

Preferred securities charges paid net of tax(a)	11	12	9

Financing – U.S. GAAP	$(126)	$158	$130

Cash and cash-equivalents – end of year
Canadian and U.S. GAAP	$109	$51	$18

CONSOLIDATED BALANCE SHEETS
As discussed in (a) below, a significant difference between Canadian and U.S. GAAP balance sheet items relates to preferred securities, which are not considered equity instruments for U.S. GAAP due to the redemption feature. As discussed in (c) below, Statement of Financial Accounting Standards (SFAS) 133 is effective for the Corporation January 1, 2001, and both the cumulative effect from prospective adoption and the current period recognition of derivatives at fair value result in differences between the balance sheets under U.S. and Canadian GAAP. The remaining balance sheet items under U.S. GAAP are not materially different from balances under Canadian GAAP.

DESCRIPTION OF SIGNIFICANT DIFFERENCES
(a) Preferred Securities As disclosed in note 18, the Corporation has included the preferred securities as part of shareholders’ equity in accordance with Canadian GAAP. Under U.S. GAAP, the preferred securities would be classified as long-term debt and, accordingly, the annual carrying charges would be recognized as interest expense under U.S. GAAP. At December 31, 2002, long-term debt would increase by $225-million (2001 – $225-million), other assets would increase by $6-million (2001 – $6-million), deferred tax (Canadian GAAP – future income tax) would increase by $2-million (2001 – $2-million), and shareholders’ equity would decrease by $221-million (2001 – $221-million).

Financial Statements and Notes     85

Notes to the Consolidated
Financial Statements

(b) Other Comprehensive Income (OCI) SFAS No. 130 requires the reporting of comprehensive income in addition to net earnings. Comprehensive income includes net income plus the results of certain shareholders’ equity changes not reflected in the Consolidated Statements of Operations.

(c) Derivatives and Hedging Activities Effective January 1, 2001, the Corporation adopted the provisions of SFAS No. 133 Accounting for Derivative and Hedging Activities. SFAS No. 133 requires that all derivatives be recognized as assets and liabilities on the balance sheet and measured at fair value.

For derivatives designated as hedges, changes in the fair value of the derivatives that are effective in offsetting the hedged risk are recognized in OCI until the hedged item is recognized in earnings. Any ineffective portion of the change in fair value is recognized in earnings each period. On initial adoption of SFAS No. 133 on January 1, 2001, additional assets of $90-million and liabilities of $8-million were recorded for U.S. GAAP purposes to reflect the fair value of derivatives designated as hedges. As at January 1, 2001, other comprehensive income included gains of $173-million and applicable taxes of $68-million as the cumulative effect on adoption of SFAS No. 133. The gains included the realized gain of $75-million (included in accounts payable for Canadian GAAP as at December 31, 2000), other unrealized gains of $82-million relating to cash flow hedges for forecasted purchases of natural gas and $16-million of realized gain that is included in inventory for Canadian GAAP.

During 2002, OCI which is net of tax, included the change in unrealized fair value of derivatives qualifying as hedges of $36-million (2001 – $75-million). It also included realized losses in 2002 of $3-million (2001 – $7-million) included in inventory for Canadian GAAP. In 2002 the loss recorded in inventory of $7-million from 2001 was transferred from OCI and recognized in the Consolidated Statement of Operations.

The balance sheet impact of recording natural gas derivatives at fair value and transferring realized losses out of inventory to accumulated other comprehensive income results in an increase in accounts receivable of $7-million (2001 – current liabilities of $47-million), reduction in inventory of $3-million (2001 – $12-million), increase in deferred tax liability of $1-million (2001 – reduction in deferred tax liability $22-million), increase in accumulated other comprehensive income in shareholders’ equity of $3-million (2001 – reduction of $37-million).

(d) Unfunded Employee Benefits Under U.S. GAAP SFAS 87, an additional minimum liability is recognized if the unfunded employee benefits Accumulated Benefit Obligation exceeds the accrued benefit obligation that is recorded on the balance sheet. This additional liability is recorded as a reduction to OCI. At December 31, 2002, accumulated OCI included an additional charge net of tax of $6-million (2001 – nil).

(e) Foreign Currency Translation Adjustment Under U.S. GAAP SFAS 52, Foreign Currency Translation, translation adjustments arising from translating a foreign entity balance sheet and income statement into the reporting currency are accumulated in OCI.

(f) Change in Accounting Policy U.S. GAAP SFAS 142, Goodwill and Other Intangible Assets was adopted effective January 1, 2002. The Corporation adopted the Canadian GAAP equivalent standard, CICA section 3062, effective January 1, 2002 (see Goodwill note 13), which mirrors the U.S. GAAP standard. SFAS 142 however requires any goodwill impairment calculated on initial adoption of the section to be charged against earnings in the current period whereas Canadian GAAP requires the transitional adoption of the new policy to be recorded against retained earnings.

(g) Joint Ventures Under U.S. GAAP, ownership in a joint venture where the venturer does not own more than 50% and have a significant influence over the operating activities of the joint venture is to be accounted for using the equity method. Under Canadian GAAP, joint ventures are proportionately consolidated. Net assets and earnings of the Corporation would be the same under either method. Note 23 provides the detail of the joint venture as included under Canadian GAAP.

New Accounting Pronouncements
SFAS 143, Accounting for Asset Retirement Obligations is effective for the Corporation as of January 1, 2003. This standard requires the Corporation to determine and record obligations related to statutory, regulatory, contractual or other legal obligations associated with the retirement of long-lived assets. The obligation is recorded at fair value with the offsetting asset amortized against earnings over the assets life. Adoption of this standard in 2003 should not have a significant effect on the results from operations or the financial position of the Corporation.

86     Financial Statements and Notes